EXHIBIT 99.1

Part I, Item 1 and Item 5 of Part II, Exhibit 12 and Exhibit 15 of Ford Motor Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003. (EXCLUDES INFORMATION DIRECTLY CONCERNING FORD MOTOR CREDIT COMPANY THAT IS ALREADY DISCLOSED IN FORD MOTOR CREDIT COMPANY’S QUARTERLY REPORT ON FORM 10-Q. ALL REFERENCES TO WE, OUR AND US IN THIS EXHIBIT 99.1 REFER TO FORD MOTOR COMPANY.)

Item 1. Financial Statements

Ford Motor Company and Subsidiaries
SECTOR STATEMENT OF INCOME
For the Periods Ended March 31, 2003 and 2002
(in millions, except per share amounts)

	First Quarter

	2003	2002

	(unaudited)
AUTOMOTIVE
Sales	$34,200	$32,171
Costs and expenses (Note 2)
Cost of sales	31,084	29,923
Selling, administrative and other expenses	2,313	2,308

Total costs and expenses	33,397	32,231

Operating income/(loss)	803	(60)
Interest income	148	112
Interest expense	313	361

Net interest income/(expense)	(165)	(249)
Equity in net income/(loss) of affiliated companies	21	(61)

Income/(loss) before income taxes — Automotive	659	(370)
FINANCIAL SERVICES
Revenues	6,688	7,290
Costs and expenses
Interest expense	1,644	1,988
Depreciation	2,567	2,561
Operating and other expenses	1,206	1,438
Provision for credit and insurance losses	593	960

Total costs and expenses	6,010	6,947

Income/(loss) before income taxes — Financial Services	678	343

TOTAL COMPANY
Income/(loss) before income taxes	1,337	(27)
Provision for/(benefit from) income taxes	336	(20)

Income/(loss) before minority interests	1,001	(7)
Minority interests in net income of subsidiaries	102	73

Income/(loss) from continuing operations	899	(80)
Income/(loss) from discontinued/held-for-sale operations	(3)	(12)
Cumulative effect of change in accounting principle	—	(1,002)

Net income/(loss)	$896	$(1,094)

Income/(loss) attributable to Common and Class B Stock after preferred stock dividends	$896	$(1,098)
Average number of shares of Common and Class B Stock outstanding	1,832	1,807
AMOUNTS PER SHARE OF COMMON AND CLASS B STOCK (Notes 3 and 7)
Basic income/(loss)
Income/(loss) from continuing operations	$0.49	$(0.05)
Income/(loss) from discontinued/held-for-sale operations	—	(0.01)
Cumulative effect of change in accounting principle	—	(0.55)

Net income/(loss)	$0.49	$(0.61)
Diluted income/(loss)
Income/(loss) from continuing operations	$0.45	$(0.05)
Income/(loss) from discontinued/held-for-sale operations	—	(0.01)
Cumulative effect of change in accounting principle	—	(0.55)

Net income/(loss)	$0.45	$(0.61)
Cash dividends	$0.10	$0.10

The accompanying notes are part of the financial statements.

Ford Motor Company and Subsidiaries
CONSOLIDATED STATEMENT OF INCOME
For the Periods Ended March 31, 2003 and 2002
(in millions, except per share amounts)

	First Quarter

	2003	2002

	(unaudited)
Sales and revenues
Sales	$34,200	$32,171
Revenues and Automotive interest income	6,833	7,402

Total sales and revenues	41,033	39,573
Costs and expenses
Cost of sales	31,084	29,923
Selling, administrative and other expenses	6,086	6,309
Interest expense	1,957	2,349
Provision for credit and insurance losses	593	960

Total costs and expenses	39,720	39,541
Equity in net income/(loss) of affiliated companies	24	(59)

Income/(loss) before income taxes	1,337	(27)
Provision for/(benefit from) income taxes	336	(20)

Income/(loss) before minority interests	1,001	(7)
Minority interests in net income/(loss) of subsidiaries	102	73

Income/(loss) from continuing operations	899	(80)
Income/(loss) from discontinued/held-for-sale operations	(3)	(12)
Cumulative effect of change in accounting principle	—	(1,002)

Net income/(loss)	$896	$(1,094)

Income/(loss) attributable to Common and Class B Stock after Preferred Stock dividends	$896	$(1,098)
Average number of shares of Common and Class B Stock outstanding	1,832	1,807
AMOUNTS PER SHARE OF COMMON AND CLASS B STOCK
Basic income/(loss)
Income/(loss) from continuing operations	$0.49	$(0.05)
Income/(loss) from discontinued/held-for-sale operations	—	(0.01)
Cumulative effect of change in accounting principle	—	(0.55)

Net income/(loss)	$0.49	$(0.61)
Diluted income/(loss)
Income/(loss) from continuing operations	$0.45	$(0.05)
Income/(loss) from discontinued/held-for-sale operations	—	(0.01)
Cumulative effect of change in accounting principle	—	(0.55)

Net income/(loss)	$0.45	$(0.61)
Cash dividends	$0.10	$0.10

The accompanying notes are part of the financial statements.

Item 1. Financial Statements (Continued)

Ford Motor Company and Subsidiaries
SECTOR BALANCE SHEET
(in millions)

	March 31,	December 31,
	2003	2002

ASSETS	(unaudited)
Automotive
Cash and cash equivalents	$7,138	$5,180
Marketable securities	17,315	17,464

Total cash and marketable securities	24,453	22,644
Receivables	2,296	2,065
Inventories (Note 4)	7,953	6,980
Deferred income taxes	3,389	3,462
Other current assets	5,112	4,551
Current receivable from Financial Services	1,366	1,062

Total current assets	44,569	40,764
Equity in net assets of affiliated companies	2,479	2,470
Net property	36,556	36,364
Deferred income taxes	11,791	11,694
Goodwill (Note 5)	4,921	4,805
Other intangible assets (Note 5)	803	812
Assets of discontinued/held-for-sale operations	92	98
Other assets	11,536	10,783

Total Automotive assets	112,747	107,790
Financial Services
Cash and cash equivalents	12,099	7,070
Investments in securities	623	807
Finance receivables, net	92,765	97,030
Net investment in operating leases	37,540	40,055
Retained interest in sold receivables	18,092	17,618
Goodwill (Note 5)	756	752
Other intangible assets (Note 5)	246	248
Assets of discontinued/held-for-sale operations	—	2,406
Other assets	15,822	16,643
Receivable from Automotive	4,503	4,803

Total Financial Services assets	182,446	187,432

Total assets	$295,193	$295,222

LIABILITIES AND STOCKHOLDERS’ EQUITY
Automotive
Trade payables	$15,477	$14,606
Other payables	2,540	2,485
Accrued liabilities	29,734	27,644
Debt payable within one year	329	557

Total current liabilities	48,080	45,292
Long-term debt	13,643	13,607
Other liabilities	47,928	46,886
Deferred income taxes	231	303
Liabilities of discontinued/held-for-sale operations	89	138
Payable to Financial Services	4,503	4,803

Total Automotive liabilities	114,474	111,029
Financial Services
Payables	2,463	1,890
Debt	145,038	148,058
Deferred income taxes	11,502	11,644
Other liabilities and deferred income	7,948	9,448
Liabilities of discontinued/held-for-sale operations	—	831
Payable to Automotive	1,366	1,062

Total Financial Services liabilities	168,317	172,933
Company-obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures of the Company	5,670	5,670
Stockholders’ equity
Capital stock
Common Stock, par value $0.01 per share (1,837 million shares issued)	18	18
Class B Stock, par value $0.01 per share (71 million shares issued)	1	1
Capital in excess of par value of stock	5,435	5,420
Accumulated other comprehensive income/(loss) (Note 8)	(6,119)	(6,531)
Treasury stock	(1,974)	(1,977)
Earnings retained for use in business	9,371	8,659

Total stockholders’ equity	6,732	5,590

Total liabilities and stockholders’ equity	$295,193	$295,222

The accompanying notes are part of the financial statements.

Item 1. Financial Statements (Continued)

Ford Motor Company and Subsidiaries
CONSOLIDATED BALANCE SHEET
(in millions)

	March 31,	December 31,
	2003	2002

	(unaudited)
ASSETS
Cash and cash equivalents	$19,237	$12,250
Marketable securities	17,938	18,271
Receivables	2,296	2,065
Net investment in operating leases	37,540	40,055
Finance receivables, net	92,765	97,030
Retained interest in sold receivables	18,092	17,618
Inventories	7,953	6,980
Equity in net assets of affiliated companies	3,520	3,569
Net property	38,151	37,935
Deferred income taxes	15,204	15,213
Goodwill	5,677	5,557
Other intangible assets	1,049	1,060
Assets of discontinued/held-for-sale operations	92	2,504
Other assets	29,810	29,250

Total assets	$289,324	$289,357

LIABILITIES AND STOCKHOLDERS’ EQUITY
Payables	$20,480	$18,981
Accrued liabilities	27,276	25,088
Debt	159,010	162,222
Other liabilities and deferred income	55,697	56,276
Deferred income taxes	14,370	14,561
Liabilities of discontinued/held-for-sale operations	89	969

Total liabilities	276,922	278,097
Company-obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures of the Company	5,670	5,670
Stockholders’ equity
Capital stock
Common Stock, par value $0.01 per share (1,837 million shares issued)	18	18
Class B Stock, par value $0.01 per share (71 million shares issued)	1	1
Capital in excess of par value of stock	5,435	5,420
Accumulated other comprehensive income/(loss)	(6,119)	(6,531)
Treasury stock	(1,974)	(1,977)
Earnings retained for use in business	9,371	8,659

Total stockholders’ equity	6,732	5,590

Total liabilities and stockholders’ equity	$289,324	$289,357

The accompanying notes are part of the financial statements.

Item 1. Financial Statements (Continued)

Ford Motor Company and Subsidiaries
CONDENSED SECTOR STATEMENT OF CASH FLOWS
For the Periods Ended March 31, 2003 and 2002
(in millions)

	First Quarter 2003		First Quarter 2002

		Financial		Financial
	Automotive	Services	Automotive	Services

	(unaudited)		(unaudited)

Cash and cash equivalents at January 1	$5,180	$7,070	$4,064	$3,133
Cash flows from operating activities before securities trading	2,953	4,662	2,333	3,746
Net sales/(purchases) of trading securities	230	(40)	(437)	(25)

Net cash flows from operating activities	3,183	4,622	1,896	3,721
Cash flows from investing activities
Capital expenditures	(1,416)	(80)	(1,536)	(181)
Acquisitions of receivables and lease investments	—	(17,604)	—	(21,714)
Collections of receivables and lease investments	—	10,749	—	14,855
Net acquisitions of daily rental vehicles	—	(385)	—	(794)
Purchases of securities	(566)	(149)	(537)	(185)
Sales and maturities of securities	474	207	452	139
Proceeds from sales of receivables and lease investments	—	10,966	—	15,399
Proceeds from sale of businesses	—	157	—	—
Net investing activity with Financial Services	970	—	(427)	—
Cash paid for acquisitions	(8)	—	(37)	—
Other	—	47	—	228

Net cash (used in)/provided by investing activities	(546)	3,908	(2,085)	7,747
Cash flows from financing activities
Cash dividends	(183)	—	(184)	—
Net purchases of Common Stock	(22)	—	(57)	—
Proceeds from mandatorily redeemable convertible preferred securities	—	—	4,900	—
Changes in short-term debt	(234)	2,424	(93)	(6,729)
Proceeds from issuance of other debt	90	3,862	107	9,456
Principal payments on other debt	(78)	(10,640)	(60)	(10,233)
Repayment of debt from discontinued operations	—	1,421	—	—
Net financing activity with Automotive	—	(970)	—	427
Other	(3)	20	(5)	37

Net cash (used in)/provided by financing activities	(430)	(3,883)	4,608	(7,042)
Effect of exchange rate changes on cash	55	78	(18)	(31)
Net transactions with Automotive/Financial Services	(304)	304	(411)	411

Net increase/(decrease) in cash and cash equivalents	1,958	5,029	3,990	4,806

Cash and cash equivalents at March 31	$7,138	$12,099	$8,054	$7,939

The accompanying notes are part of the financial statements.

Item 1. Financial Statements (Continued)

Ford Motor Company and Subsidiaries
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
For the Periods Ended March 31, 2003 and 2002
(in millions)

	First Quarter

	2003	2002

	(unaudited)

Cash and cash equivalents at January 1	$12,250	$7,197
Cash flows from operating activities before securities trading	7,615	6,079
Net sales/(purchases) of trading securities	190	(462)

Net cash flows from operating activities	7,805	5,617
Cash flows from investing activities
Capital expenditures	(1,496)	(1,717)
Acquisitions of receivables and lease investments	(17,604)	(21,714)
Collections of receivables and lease investments	10,749	14,855
Net acquisitions of daily rental vehicles	(385)	(794)
Purchases of securities	(715)	(722)
Sales and maturities of securities	681	591
Proceeds from sales of receivables and lease investments	10,966	15,399
Proceeds from sale of businesses	157	—
Cash paid for acquisitions	(8)	(37)
Other	47	228

Net cash (used in)/provided by investing activities	2,392	6,089
Cash flows from financing activities
Cash dividends	(183)	(184)
Net purchases of Common Stock	(22)	(57)
Proceeds from mandatorily redeemable convertible preferred securities	—	4,900
Changes in short-term debt	2,190	(6,822)
Proceeds from issuance of other debt	3,952	9,563
Principal payments on other debt	(10,718)	(10,293)
Repayment of debt from discontinued operations	1,421	—
Other	17	32

Net cash (used in)/provided by financing activities	(3,343)	(2,861)
Effect of exchange rate changes on cash	133	(49)

Net increase/(decrease) in cash and cash equivalents	6,987	8,796

Cash and cash equivalents at March 31	$19,237	$15,993

The accompanying notes are part of the financial statements.

Item 1. Financial Statements (Continued)

Ford Motor Company and Subsidiaries

NOTES TO FINANCIAL STATEMENTS

(unaudited)

1.	Financial Statements — The financial data presented herein are unaudited, but in the opinion of management reflect those adjustments necessary for a fair presentation of such information. Results for interim periods should not be considered indicative of results for a full year. Reference should be made to the financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2002 (the “10-K Report”). For purposes of this report, “Ford”, the “Company”, “we”, “our”, “us” or similar references means Ford Motor Company and its majority-owned subsidiaries unless the context requires otherwise. Certain amounts for prior periods were reclassified to conform with current period presentation consistent with the presentation in the 10-K Report. Reclassifications include amounts reported cumulatively in the first half of 2002 related to the adoption of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, as described in Note 5 below and profits and losses related to discontinued and held-for-sale operations.

2.	Selected Automotive Costs and Expenses are summarized as follows (in millions):

	First Quarter

	2003	2002

Depreciation	$693	$588
Amortization of special tools	685	572
Postretirement expense	798	488

3.	Accounting Policy — Stock-based Compensation — During the first quarter of 2003, we adopted the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, for stock-based employee compensation, effective as of the beginning of the fiscal year. Under the modified prospective method of adoption selected by the Company under the provisions of SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, stock-based employee compensation expense recognized in 2003 is the same as that which would have been recognized had the fair value recognition provisions of SFAS No. 123 been applied to all awards from its original effective date. Results of prior years have not been restated. The following table illustrates the effect on net income and earnings per share if the fair value method had been applied to all outstanding and unvested awards in each period (in millions):

	First Quarter

	2003	2002

Net income/(loss) attributable to Common and Class B Stock, as reported	$896	$(1,098)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	27	—
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(27)	(29)

Pro forma net income	$896	$(1,127)
Earnings per share:
Basic — as reported	$0.49	$(0.61)
Basic — pro forma	$0.49	$(0.63)
Diluted — as reported	$0.45	$(0.61)
Diluted — pro forma	$0.45	$(0.63)

4.	Automotive Inventories are summarized as follows (in millions):

	March 31,	December 31,
	2003	2002

Raw materials, work in process and supplies	$3,483	$3,174
Finished products	5,434	4,763

Total inventories at FIFO	8,917	7,937
Less LIFO adjustment	(964)	(957)

Total inventories	$7,953	$6,980

5.	Goodwill and Other Intangibles — Effective January 1, 2002, we adopted SFAS No. 142, which eliminates amortization of goodwill and certain other intangible assets, but requires annual testing for impairment (comparison of estimated fair value to carrying value). Fair value is estimated using the present value of expected future cash flows and other valuation measures. Effective January 1, 2002, after-tax, non-cash transition charges of $708 million and $294 million were taken in the Automotive and Financial Services sectors, respectively. Our policy is to test annually for impairment during the second quarter.

Item 1. Financial Statements (Continued)

Ford Motor Company and Subsidiaries

NOTES TO FINANCIAL STATEMENTS

(unaudited)

5.	Goodwill and Other Intangibles (Continued)

Effective July 1, 2001, we adopted SFAS No. 141, Business Combinations, which specifies the types of acquired intangible assets to be reported separately from goodwill and those to be included in goodwill. Certain intangible assets, primarily acquired distribution networks and technology, continue to be amortized over their useful lives, with no significant residual value.

Changes to Automotive sector goodwill and other intangible assets were as follows (in millions):

	First Quarter 2003				First Quarter 2002

		Other Intangibles				Other Intangibles

	Goodwill	Amortizable		Non-amortizable	Goodwill	Amortizable		Non-amortizable

Beginning balance	$4,805	$409		$403	$5,213	$1,125		$—
Impairment (pre-tax)	—	—		—	(939)	—		—
Tradename reclassification	—	—		—	—	(618)		618
Workforce reclassification	—	—		—	126	(126)		—
Currency translation	40	5		(8)	(7)	(11)		—
Amortization and other	76	(6)		—	52	47		—

Ending balance	$4,921	$408	a/	$395	$4,445	$417	b/	$618

a/	Gross balance of $483 million, net of accumulated amortization and other adjustments of $75 million.
b/	Gross balance of $529 million, net of accumulated amortization and other adjustments of $112 million.

Changes to Financial Services sector goodwill and other intangible assets were as follows (in millions):

	First Quarter 2003				First Quarter 2002

		Other Intangibles				Other Intangibles

	Goodwill	Amortizable		Non-amortizable	Goodwill	Amortizable		Non-amortizable

Beginning balance	$752	$59		$189	$1,042	$265		$—
Impairment (pre-tax)	—	—		—	(294)	—		—
Tradename reclassification	—	—		—	—	(189)		189
Currency translation	4	—		—	(1)	2		—
Amortization and other	—	(2)		—	—	(3)		—

Ending balance	$756	$57	a/	$189	$747	$75	b/	$189

A/	Gross balance of $90 million, net of accumulated amortization and other adjustments of $33 million.
B/	Gross balance of $88 million, net of accumulated amortization and other adjustments of $13 million.

In addition, equity in net assets of affiliated companies included goodwill of $413 million and $462 million at March 31, 2003 and March 31, 2002, respectively. Pre-tax amortization expense for intangible assets, excluding goodwill, for the quarter ended March 31, 2003 and 2002 was $7 million and $6 million, respectively. Intangible asset amortization is forecasted to range from about $15 to $25 million per year for the next 5 years.

6.	Variable Interest Entities — In January 2003, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”), which clarifies the consolidation accounting guidance of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entities to finance their activities without additional subordinated financial support from other parties. Such entities are known as variable interest entities (“VIE”).

Controlling financial interests of a VIE are identified by the exposure of a party to the VIE to a majority of either the expected losses or residual rewards of the VIE, or both. Such parties are primary beneficiaries of the VIE and FIN 46 requires that the primary beneficiary of a VIE consolidate the VIE. FIN 46 also requires new disclosures for significant relationships with VIEs, whether or not consolidation accounting is either used or anticipated.

Item 1. Financial Statements (Continued)

Ford Motor Company and Subsidiaries

NOTES TO FINANCIAL STATEMENTS

(unaudited)

6.	Variable Interest Entities (Continued)

Ford Credit has activities with a limited purpose trust, FCAR Owner Trust (“FCAR”), owned by a Ford Credit subsidiary and outside investors. FCAR’s activities are limited to issuance of asset-backed commercial paper and other securities and the purchase of highly rated asset-backed securities issued by Ford Credit sponsored securitization special purpose entities (“SPEs”). At March 31, 2003, FCAR had gross assets of $10.7 billion and gross liabilities of $10.3 billion. Ford Credit holds a subordinated interest in FCAR that totaled about $6 million at March 31, 2003. Ford Credit also retains interests related to receivables sold to Ford Credit-sponsored securitization SPEs that sell asset-backed securities to FCAR. These retained interests include subordinated securities, interest-only strip assets and restricted cash, which totaled $1.64 billion at March 31, 2003. These subordinated security interests and retained interests are reflected on our balance sheet.

FIN 46 would require consolidation of FCAR, as presently structured, in our financial results. Ford Credit intends to take certain actions that will result in the consolidation of FCAR’s assets, liabilities and results into its financial statements during the second quarter of 2003. Ford Credit has been advised that consolidation of FCAR will not change the bankruptcy-remote status of FCAR or the Ford Credit sponsored securitization SPEs, and the related receivables will continue to be considered legally sold to the Ford Credit sponsored securitization SPEs. We believe that consolidation of FCAR will not have a material adverse impact on Ford Credit’s earnings, back-up credit facilities, unsecured debt funding programs or other securitization programs.

In addition, Ford Credit also sells receivables to bank-sponsored asset-backed commercial paper issuers that are SPEs of the sponsor bank. FIN 46 might also require the sponsor banks to consolidate the assets and liabilities of these SPEs into their financial results or restructure these SPEs. If this occurs, the sponsor banks may increase the program fees for Ford Credit’s use of these SPEs or fail to renew their commitment to purchase additional receivables from Ford Credit. At March 31, 2003, these SPEs held about $6 billion of retail installment sale contracts previously owned by Ford Credit. We believe we would not be required to consolidate any portion of these SPEs in our financial results. Ford Credit is continuing to evaluate the impact of FIN 46 on the bank sponsors of these SPEs and on the continued availability and costs of this program. No bank sponsors have indicated to Ford Credit any intention to terminate their SPEs or reduce their purchases of receivables as a result of FIN 46.

The Automotive sector has invested in and contracted with several joint ventures to manufacture and/or assemble vehicles or components. We are in the process of analyzing these joint ventures to determine if they are VIEs and, if so, whether we are the primary beneficiary. As such, we cannot, at this time, reliably estimate the future potential impact of consolidating any VIEs with which we are involved. We believe additional liabilities recognized as a result of consolidating VIEs would not represent additional claims on the general assets of the Company; rather, they would represent claims against additional assets recognized by the Company as a result of consolidating the VIEs. Conversely, we believe additional assets recognized as a result of consolidating these VIEs would not represent additional assets of the Company that could be used to satisfy claims against its general assets.

7.	Income Per Share of Common and Class B Stock — The calculation of diluted income per share of Common and Class B Stock takes into account the effect of obligations, such as stock options, considered to be potentially dilutive. Basic and diluted income per share were calculated using the following (in millions):

	First Quarter

	2003	2002

Diluted Income
Income/(loss) attributable to Common and Class B Stock after preferred stock dividends	$896	$(1,098)
Convertible preferred securities interest	53	—

Diluted income/(loss)	$949	$(1,098)

Average shares outstanding	1,832	1,807
Issuable and uncommitted ESOP shares	(2)	(1)

Basic shares	1,830	1,806
Reverse antidilutive contingently issuable shares included above	—	(1)
Net dilutive effect of options	5	— *
Convertible preferred securities	282	— *

Diluted shares	2,117	1,805

*	Not included in calculation of diluted earnings per share due to their antidilutive effect (17 million shares related to options and 282 million shares related to convertible securities).

Item 1. Financial Statements (Continued)

Ford Motor Company and Subsidiaries

NOTES TO FINANCIAL STATEMENTS

(unaudited)

8.	Comprehensive Income — Other comprehensive income primarily reflects foreign currency translation adjustments and adjustments related to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Total comprehensive income is summarized as follows (in millions):

	First Quarter

	2003	2002

Net income/(loss)	$896	$(1,094)
Other comprehensive income/(loss)	412	660

Total comprehensive income/(loss)	$1,308	$(434)

9.	Guarantees — On November 26, 2002, FASB issued Interpretation No. 45 (“FIN 45”), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN 45 clarifies the requirements of SFAS No. 5, Accounting for Contingencies, relating to a guarantor’s accounting for, and disclosure of, the issuance of certain types of guarantees. For certain guarantees issued after December 31, 2002, FIN 45 requires a guarantor to recognize, upon issuance of a guarantee, a liability for the fair value of the obligations it assumes under the guarantee. During the first quarter of 2003, we issued new guarantees and indemnifications, which are included within the disclosures below. Guarantees issued prior to January 1, 2003, are not subject to liability recognition, but are subject to expanded disclosure requirements.

At March 31, 2003, the following guarantees were issued and outstanding:

Guarantees of unconsolidated affiliates and third parties: We guarantee debt and lease obligations of certain joint ventures as well as certain financial obligations of outside third parties to support business and economic growth. Expiration dates vary, or guarantees will terminate on payment and/or cancellation of the obligation. A payment would be triggered by failure of the guaranteed party to fulfill its obligation covered by the guarantee. In some circumstances, we are entitled to recover from the third party amounts paid by us under the guarantee. However, our ability to enforce these rights is sometimes stayed until the guaranteed party is paid in full. The maximum potential payments under these guarantees total approximately $480 million, the majority of which relates to the Automotive sector.

Sales to third parties of Automotive receivables, with recourse: From time to time, the Automotive sector sells receivables to third parties with recourse. Receivables are sold on a rolling basis and individual sales liquidate at different times. A payment would be triggered by failure of the obligor to fulfill its obligations covered by the contract. The maximum potential amount of future payments is approximately $27 million.

Indemnifications: In the ordinary course of business, we execute contracts involving indemnifications standard in the industry and indemnifications specific to a transaction such as sale of a business. These indemnifications might include claims against any of the following: environmental, tax and shareholder matters; intellectual property rights; governmental regulations and employment-related matters; dealer, supplier, and other commercial contractual relationships; and financial matters, such as securitizations. Performance under these indemnities would generally be triggered by a breach of terms of the contract or by a third party claim. We regularly evaluate the probability of having to incur costs associated with these indemnifications and have accrued for expected losses that are probable. The primary types of indemnifications for which payments are possible are as follows:

Environmental: We have indemnified various parties for the costs associated with remediating numerous hazardous substance storage, recycling or disposal sites in many states and, in some instances, for natural resource damages. The amount of any such costs or damages for which we may be held responsible could be substantial. The contingent losses that we expect to incur in connection with many of these sites have been accrued and those losses are reflected in our financial statements in accordance with generally accepted accounting principles. The aggregate amount accrued for environmental indemnification liabilities reflected in our financial statements is $92 million. The accrual represents the estimated cost to study potential environmental issues at sites deemed investigation or cleanup activities, and the estimated cost to implement remediation actions, including on-going maintenance, as required. Cost estimates are developed by site. Initial cost estimates are based on historical experience at similar sites and are refined over time on the basis of in-depth studies of the site.

Item 1. Financial Statements (Continued)

Ford Motor Company and Subsidiaries

NOTES TO FINANCIAL STATEMENTS

(unaudited)

9.	Guarantees (Continued)

For many sites, the remediation costs and other damages for which we ultimately may be responsible are not reasonably estimable because of uncertainties with respect to factors such as our connection to the site, the materials there, the involvement of other potentially responsible parties, the application of laws and other standards or regulations, site conditions, and the nature and scope of investigations, studies, and remediation to be undertaken (including the technologies to be required and the extent, duration, and success of remediation). As a result, we are unable to estimate a maximum amount for costs or other damages for which we are potentially responsible in connection with these indemnifications, which are generally uncapped.

Tax: We provide various tax-related indemnifications as part of transactions. The indemnified party typically is protected from certain events that result in a tax treatment different from that originally anticipated. In some cases, tax indemnifications relate to representations or warranties given by us. Our liability typically is fixed when a final determination of the indemnified party’s tax liability is made. In some cases, a payment under a tax indemnification may be offset in whole or in part by refunds from the applicable governmental taxing authority. We are party to numerous tax indemnifications and many of these indemnities do not limit potential payment; therefore, we are unable to estimate a maximum amount of potential future payments that could result from claims made under these indemnities.

Product Performance:

Warranty: Estimated warranty costs and additional service actions are accrued for at the time the vehicle is sold to a dealer. Included in the warranty cost accruals are costs for basic warranties on vehicles sold. Product recalls and other customer service actions are not included in the warranty reconciliation below but are also accrued for at the time of sale. Estimates for warranty costs are made based primarily on historical warranty claim experience. The following is a tabular reconciliation of the product warranty accrual (in millions):

January 1, 2003 beginning balance	$5,401
Payments made in 2003	(834)
Changes in accrual related to warranties issued in 2003	841
Changes in accrual related to pre-existing warranties	(23)
Foreign currency translation	61

March 31, 2003 ending balance	$5,446

Extended Service Plan: Generally, extended service plans are separate contracts with retail customers who pay fees to extend warranty coverage beyond the base warranty period. Under these plans, contract fees are recognized in income over the contract period in proportion to the costs expected to be incurred in performing contracted services.

The following is a tabular reconciliation of extended service plan deferred revenue accounts (in millions):

January 1, 2003 beginning balance	$2,998
Current period written revenue	334
Current period earned revenue	(299)
Foreign currency translation	6

March 31, 2003 ending balance	$3,039

10.	Segment Information — The Company’s operating activity consists of two operating sectors, Automotive and Financial Services.

The Automotive sector consists of the design, development, manufacture, sale and service of cars, trucks and service parts. Beginning in 2003, we are reporting our Automotive sector results as two primary segments, North America and International. The North America segment includes primarily the sale of Ford, Lincoln and Mercury cars, trucks and service parts in the U.S., Canada and Mexico, and the associated costs to design, develop, manufacture and service these vehicles and parts. The International segment includes primarily the sale of Ford brand vehicles and service parts outside of North America and the sale of Premier Automotive Group brand vehicles (i.e., Aston Martin, Jaguar, Land Rover and Volvo) and related service parts throughout the world (including North America), together with the associated costs to design, develop, manufacture and service these vehicles and parts. Additionally, the International segment includes our share of the results of Mazda Motor Corporation and Mazda-related joint ventures. The Other Automotive component of the Automotive sector consists primarily of net interest expense, which is not managed individually by the two segments. Transactions among automotive segments are presented on an absolute cost basis, eliminating the effect of legal entity transfer prices within the Automotive sector for vehicles, components and product engineering. Previously, the Automotive sector was reported as one segment. Prior period information reflects the two reporting segments within the Automotive sector.

Item 1. Financial Statements (Continued)

Ford Motor Company and Subsidiaries

NOTES TO FINANCIAL STATEMENTS

(unaudited)

10.	Segment Information (Continued)

The Financial Services sector primarily includes two segments, Ford Credit and Hertz. Ford Credit provides vehicle-related financing, leasing, and insurance. Hertz rents cars, light trucks and industrial and construction equipment.

Segment selection is based upon the organizational structure that we use to evaluate performance and make decisions on resource allocation, as well as availability and materiality of separate financial results consistent with that structure.

Item 1. Financial Statements (Continued)

Ford Motor Company and Subsidiaries

NOTES TO FINANCIAL STATEMENTS

(unaudited)

10.	Segment Information (Continued)

	Automotive Sector

	North
	America	International	Other	Total

FIRST QUARTER 2003
Revenues
External customer	$22,215	$11,985	$—	$34,200
Intersegment	1,016	290	—	1,306
Income
Income/(loss) before income taxes	1,236	(353)	(224)	659
Income/(loss) from continuing operations				496
Other Disclosures
Total assets at March 31				112,747
FIRST QUARTER 2002
Revenues
External customer	$21,473	$10,401	$297	$32,171
Intersegment	994	258	—	1,252
Income
Income/(loss) before income taxes	465	(469)	(366)	(370)
Income/(loss) from continuing operations				(289)
Other Disclosures
Total assets at March 31				94,417

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Financial Services Sector a/

	Ford		Elims/		Elims/
	Credit	Hertz	Other	Total	Other b/	Total

FIRST QUARTER 2003
Revenues
External customer	$5,470	$1,145	$73	$6,688	$—	$40,888
Intersegment	79	6	(1)	84	(1,390)	—
Income
Income/(loss) before income taxes	727	(59)	10	678	—	1,337
Income/(loss) from continuing operations	442	(40)	1	403	—	899
Other Disclosures
Total assets at March 31	165,752	11,762	4,932	182,446	—	295,193
FIRST QUARTER 2002
Revenues
External customer	$5,857	$1,083	$350	$7,290	$—	$39,461
Intersegment	85	7	4	96	(1,348)	—
Income
Income/(loss) before income taxes	396	(59)	6	343	—	(27)
Income/(loss) from continuing operations	249	(48)	8	209	—	(80)
Other Disclosures
Total assets at March 31	165,356	10,650	4,931	180,937	—	275,354

a/	Financial Services sector’s interest income is recorded as Revenues.
b/	Includes intersector transactions occurring in the ordinary course of business.

Item 1. Financial Statements (Continued)

Report of Independent Accountants

To the Board of Directors and Stockholders
Ford Motor Company:

We have reviewed the accompanying consolidated balance sheet of Ford Motor Company and its subsidiaries as of March 31, 2003, and the related consolidated statement of income for each of the three-month periods ended March 31, 2003 and 2002 and the consolidated statement of cash flows for the three-month periods ended March 31, 2003 and 2002. In addition, we have reviewed the accompanying sector balance sheet and the related sector statements of income and cash flows, presented for purposes of additional analysis. The consolidated interim and sector financial statements (collectively, the “financial statements”) are the responsibility of the Company’s management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the consolidated financial statements, on January 1, 2003, the Company adopted Statement of Financial Accounting Standards No.148, “Accounting for Stock-Based Compensation — Transition and Disclosure”, which changed the method for accounting for stock-based employee compensation.

We previously audited in accordance with auditing standards generally accepted in the United States of America, the consolidated and sector balance sheets as of December 31, 2002, and the related consolidated statements of income, stockholders’ equity, and of cash flows for the year then ended (not presented herein), and in our report dated January 17, 2003 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated and sector balance sheets as of December 31, 2002, is fairly stated in all material respects in relation to the consolidated and sector balance sheets from which it has been derived.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
April 16, 2003

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

FIRST QUARTER RESULTS OF OPERATIONS

     Our worldwide earnings were $896 million in the first quarter of 2003, or $0.45 per diluted share of Common and Class B Stock. In the first quarter of 2002, losses were $1,094 million, or $0.61 per share. Results in the first quarter of 2002 included a charge of $1,002 million relating to the impairment of goodwill in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets. For further discussions regarding SFAS No. 142, see Note 5 of the Notes to our Financial Statements.

     Our worldwide Automotive sales and Financial Services revenues totaled $40.9 billion in the first quarter of 2003, up $1.4 billion from a year ago. Unit sales of cars and trucks were 1,726,000 units, up 51,000 units from a year ago. In the first quarter of 2003, our total corporate market share was 21.2% in the United States, up 0.5 percentage points from the same period a year ago. Our European corporate market share increased to 11.3% in the first quarter of 2003, compared with 11.2% in the first quarter of 2002.

     Results by business sector for the first quarter of 2003 and 2002 are shown below (in millions):

	First Quarter Net Income/(Loss)

			2003
			Over/(Under)
	2003	2002*	2002

Income/(loss) before income taxes
Automotive sector	$659	$(370)	$1,029
Financial Services sector	678	343	335

Total Company	1,337	(27)	1,364
Provision for/(benefit from) income taxes	336	(20)	356
Minority interests in net income/(loss) of subsidiaries	102	73	29

Income/(loss) from continuing operations	899	(80)	979
Income/(loss) from discontinued/held-for-sale operations	(3)	(12)	9
Cumulative effect of change in accounting principle	—	(1,002)	1,002

Net income/(loss)	$896	$(1,094)	$1,990

*	Certain amounts were reclassified to conform with current period presentation consistent with the presentation in our 10-K Report. Reclassifications include amounts reported cumulatively in the first half of 2002 related to the adoption of SFAS No. 142, Goodwill and Other Intangible Assets, as described in Note 5 of the Notes to our Financial Statements and profits and losses related to discontinued and held-for-sale operations.

Automotive Sector

     As discussed in our 10-K Report, beginning with the first quarter of 2003, we are expanding the number of operating segments we present by reporting two segments within our Automotive sector — North America and International.

     The North America Automotive segment primarily includes the sale of Ford, Lincoln and Mercury cars, trucks and service parts in the U.S., Canada and Mexico, and the associated costs to design, develop, manufacture and service these vehicles and parts. The International Automotive segment primarily includes the sale of Ford brand vehicles and service parts outside of North America and the sale of Premier Automotive Group (“PAG”) brand vehicles (i.e., Aston Martin, Jaguar, Land Rover and Volvo) and related service parts throughout the world (including North America), together with the associated costs to design, develop, manufacture and service these vehicles and parts. We are providing separate results for the business units within our International Automotive segment (i.e., Ford-brand Europe, Ford-brand South America, Ford-brand Asia Pacific and PAG).

     Previously, we reported Automotive financial results on a geographic/legal entity basis. The new segment reporting is on a business-unit basis consistent with the way these two new segments are managed. Costs for each segment and business unit within each segment reflect absolute corporate costs, eliminating the effect of transfer prices within the Automotive sector for vehicles, components and product engineering that were previously reported in geographic results. Interest income and expense and results of non-core Automotive businesses are reported in Other Automotive; these were previously included in geographic results.

     This change was made to reflect the evolution of our organizational structure and the recent appointments of Executive Vice Presidents, Jim Padilla and David Thursfield, to lead our North America and International (including PAG) automotive operations, respectively. The organizational change became operationally effective in the first quarter of this year.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

     Worldwide income before income taxes for our Automotive sector was $659 million in the first quarter of 2003 on sales of $34.2 billion compared with losses before income taxes in the first quarter of 2002 of $370 million, on sales of $32.2 billion.

     Details of first quarter Automotive sector results before income taxes are shown below (in millions):

	First Quarter Income/(Loss)
	Before Income Taxes

			2003
			Over/(Under)
	2003	2002	2002

North America Automotive segment	$1,236	$465	$771
International Automotive segment
- Ford Europe	(249)	(268)	19
- Ford South America	(31)	(85)	54
- Ford Asia Pacific	(26)	(39)	13
- Premier Automotive Group	(88)	(70)	(18)
- Other International	41	(7)	48

Total International Automotive segment	(353)	(469)	116
Other Automotive	(224)	(366)	142

Total Automotive sector	$659	$(370)	$1,029

North America Automotive Segment

     Income before income taxes for our North America Automotive segment was $1.2 billion in the first quarter of 2003 on sales of $22.2 billion. Income before income taxes in the first quarter of 2002 was $465 million on sales of $21.5 billion. Cost reductions, a more favorable vehicle mix and higher market share more than accounted for the improvement. These improvements were partially offset by lower industry volume.

     In the first quarter of 2003, unit sales were 1,023,000 down from 1,030,000 for the same period a year ago. Our U.S. market share for Ford, Lincoln, and Mercury brand vehicles was 20.0% in the first quarter of 2003, up 0.5 percentage points from a year ago, due in part to stronger sales of the Ford Taurus, Ford Focus and Lincoln Navigator models.

International Automotive Segment

     Losses before income taxes for our International Automotive segment were $353 million in the first quarter of 2003 on sales of $12.0 billion. Losses before income taxes in the first quarter of 2002 were $469 million on sales of $10.4 billion.

Ford Europe. Our Ford Europe business unit consists of the sale of Ford brand vehicles and service parts throughout the 19-market European region, together with the costs associated with the design, development, manufacture and servicing of those vehicles and parts. Losses before income taxes for our Ford Europe business unit were $249 million in the first quarter of 2003 on sales of $5.0 billion. Losses before income taxes in the first quarter of 2002 were $268 million on sales of $4.1 billion. Higher unit sales volume and improved cost performance were largely offset by unfavorable vehicle mix and lower net pricing. European market share for our Ford-brand vehicles improved to 9.2% in the first quarter of 2003, up 0.2 percentage points from the same period a year ago.

Ford South America. Our Ford South America business unit consists of the sale of Ford brand vehicles and service parts in South America, principally Brazil, Argentina and Venezuela, together with the costs associated with the design, development, manufacture and servicing of those vehicles and parts. Losses before income taxes for our Ford South America business unit were $31 million in the first quarter of 2003, compared with losses before income taxes of $85 million a year ago. The improvement was primarily due to favorable cost performance, the absence of adverse exchange rate effects and higher market share, partially offset by lower industry volumes. Market share of Ford-brand vehicles sold in Brazil was 10.5% in the first quarter of 2003, up 2.2 percentage points from a year ago, reflecting primarily higher sales of the new Ford Fiesta model.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Ford Asia Pacific. Our Ford Asia Pacific business unit consists of the sale of Ford brand vehicles and service parts principally in Australia, Taiwan, Thailand and Japan, together with the costs associated with the design, development, manufacture and servicing of those vehicles and parts. Losses before income taxes for our Ford Asia Pacific business unit were $26 million on sales of $1.3 billion. Losses before income taxes in the first quarter of 2002 were $39 million on sales of $1.0 billion. The improvement reflects primarily higher unit sales volume following the launch of the new Ford Falcon model in Australia. Our market share in Australia improved to 14.2% in the first quarter of 2003, up from 12.9% a year ago, primarily due to the introduction of the new Ford Falcon model.

Premier Automotive Group. Our PAG business unit consists of the sale of PAG brand vehicles (i.e., Aston Martin, Jaguar, Land Rover and Volvo) and related service parts throughout the world (including North America), together with the associated costs to design, develop, manufacture and service these vehicles and parts. Losses before income taxes for our PAG business unit were $88 million on sales of $5.4 billion. Losses before income taxes in the first quarter of 2002 were $70 million on sales of $4.9 billion. The larger loss in the first quarter of 2003 compared with a year ago reflects primarily the lower level of unit sales for the Jaguar XJ model (a new version of which was in launch phase during the first quarter of 2003), offset partially by improved vehicle mix resulting from the all-new Volvo XC90 and Land Rover Range Rover. U.S. market share was unchanged compared with the same period a year ago at 1.2% and European market share was 2.1%, down 0.1 percentage points from the first quarter of 2002.

Other International. Other International consists primarily of our share of the results of Mazda Motor Corporation, of which we own 33.4%, and of our Mazda-related joint ventures. Other International had profits of $41 million and losses of $7 million for the first quarter of 2003 and first quarter of 2002, respectively.

Other Automotive

     Other Automotive, representing primarily interest income and expense (including realized and unrealized gains and losses on marketable securities), reduced earnings before income taxes by $224 million for the first quarter of 2003. The improvement of $142 million compared with the same period a year ago is due to higher interest income and lower interest expense and the non-recurrence of losses in non-core businesses that have since been disposed.

Financial Services Sector

     Our Financial Services sector consists primarily of two segments, Ford Credit and Hertz. Details of first quarter Financial Services sector income/(loss) before income taxes for the first quarters of 2003 and 2002 are shown below (in millions).

	First Quarter Income/(Loss)
	Before Income Taxes

			2003
			Over/(Under)
	2003	2002	2002

Ford Credit	$727	$396	$331
Hertz*	(59)	(59)	—
Minority interests and other	10	6	4

Total Financial Services sector	$678	$343	$335

*	The Hertz results include amortization expense related to intangibles at Ford FSG, Inc., Hertz’ parent company.

Ford Credit — not included.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Hertz

     In the first quarter of 2003, Hertz had losses before income taxes of $59 million, equal to the losses in the first quarter a year ago. The losses reflect the seasonally lower demand in the car and equipment rental businesses during the winter months and the continued impact of economic and geo-political uncertainty on the travel industry.

LIQUIDITY AND CAPITAL RESOURCES

Automotive Sector

     For the Automotive sector, liquidity and capital resources include cash generated from operations, gross cash balances, our ability to raise funds in capital markets and committed credit lines.

     Gross Cash — We consider Automotive gross cash to include cash and cash equivalents, marketable securities and assets contained in a Voluntary Employee Beneficiary Association (“VEBA”) trust, which are financial assets available to fund certain future employee benefit obligations in the near term, as summarized below (in billions):

	2003		2002

	March 31	January 1	March 31	January 1

Cash and cash equivalents	$7.1	$5.2	$8.1	$4.1
Marketable securities	17.3	17.4	11.4	10.9

Total cash and marketable securities	24.4	22.6	19.5	15.0
VEBA assets	2.2	2.7	2.0	2.7

Gross cash	$26.6	$25.3	$21.5	$17.7

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

     In managing our business, we classify changes in gross cash in three categories: operating related (including capital expenditures and capital transactions with the Financial Services sector), acquisitions and divestitures, and financing related. Changes in Automotive gross cash for the first quarter of 2003 and 2002 are summarized below (in billions):

	First Quarter

	2003	2002

Gross cash at March 31	$26.6	$21.5
Gross cash at January 1	25.3	17.7

March 31 over/(under) January 1	$1.3	$3.8

Operating related cash flows
Automotive income/(loss) before income taxes	$0.7	$(0.4)
Capital expenditures	(1.4)	(1.5)
Depreciation and special tools amortization	1.4	1.2
Changes in receivables, inventory and trade payables	(0.3)	(0.5)
U.S. pension fund contributions	(1.0)	—
Capital transactions with Financial Services sector *	0.8	(0.7)
All other	0.4	0.8

Total operating related cash flows before tax refunds	0.6	(1.1)
Tax refunds	0.9	—

Total operating related cash flows	1.5	(1.1)
Divestitures and asset sales	0.2	0.3

Total acquisitions and divestitures	0.2	0.3
Financing related cash flows
Convertible preferred securities	—	4.9
Dividends paid to shareholders	(0.2)	(0.2)
Net purchase of common stock	—	(0.1)
Changes in total Automotive sector debt	(0.2)	—

Total financing related cash flows	(0.4)	4.6

Total change in gross cash	$1.3	$3.8

*	Reflects operating related cash flows (i.e., dividends, capital contributions, loans, and loan repayments).

     Shown in the table below is a reconciliation between financial statement cash flows from operating activities before securities trading and operating related cash flows, calculated as shown in the table above, for the first quarter of 2003 and 2002 (in billions):

	First Quarter

	2003	2002

Cash flows from operating activities before securities trading*	$3.0	$2.3
Items included in operating related cash flow
Capital transactions with Financial Services sector	0.8	(0.7)
Capital expenditures	(1.4)	(1.5)
Net transactions between Automotive and Financial Services sectors**	(0.3)	(0.4)
Other, primarily exclusion of cash in-flows from VEBA draw-down	(0.6)	(0.8)

Total reconciling items	(1.5)	(3.4)

Operating related cash flows	$1.5	$(1.1)

*	As shown in our condensed sector statement of cash flows for the Automotive sector.

**	Primarily payables and receivables between the sectors in the normal course of business, as shown in our sector statement of cash flows.

     Capital transactions with the Financial Services sector improved operating related cash flow by $800 million in the first quarter of 2003, compared to a $700 million reduction in cash flow in the first quarter of 2002 related to a capital contribution to Ford Credit. In addition, $200 million of dividends from the Financial Services sector in the first quarter of 2003 have been recorded as divestitures and asset sales as a result of the completion of the sale by Ford Credit of its Axus vehicle fleet leasing unit.

     Debt and Net Cash — At March 31, 2003, our Automotive sector had total debt of $14.0 billion, down $200 million from December 31, 2002. At March 31, 2003, our Automotive sector had net cash (defined as gross cash less total debt) of $12.6 billion, compared with $11.1 billion at December 31, 2002.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Financial Services Sector

Ford Credit — not included.

Hertz

     Debt and Cash — Hertz’ total debt was $7.2 billion at March 31, 2003, up $200 million from December 31, 2002. Outstanding commercial paper at March 31, 2003 totaled $1.9 billion at Hertz, with an average remaining maturity of 31 days compared with $1.5 billion at December 31, 2002. At March 31, 2003, Hertz had cash and cash equivalents of $238 million, up from $190 million at December 31, 2002.

     During 2002, Hertz launched an asset-backed securitization program for its domestic car rental fleet to reduce its borrowing costs and enhance its financing resources. As of March 31, 2003, $700 million of asset-backed commercial paper was outstanding under this program.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Total Company

     Stockholders’ Equity — Our stockholders’ equity was $6.7 billion at March 31, 2003, up $1.1 billion compared with December 31, 2002. The increase reflects primarily net income of $896 million and other comprehensive income of $412 million, less dividends of $183 million. See Note 8 of the Notes to our Financial Statements for further discussion of other comprehensive income.

     Debt Ratings — On March 7, 2003, Standard & Poor’s Rating Services (“S&P”) affirmed its long-term debt ratings on Ford and Ford Credit at ‘BBB’, with a negative outlook. It affirmed the short-term debt rating of Ford Credit at A2, with a negative outlook. On April 9, 2003, S&P reaffirmed these ratings.

     On March 7, 2003, Moody’s Investors Service affirmed its long-term debt rating on Ford of ‘Baa1’ and its long- and short-term debt ratings on Ford Credit of ‘A3’ and ‘Prime-2’, respectively. Moody’s stated that the outlook for the long-term ratings remains negative.

     On April 28, 2003, Fitch, Inc. (“Fitch”) affirmed its long-term debt ratings on Ford, Ford Credit and Hertz at ‘BBB+’ with a negative outlook. Fitch also affirmed the commercial paper ratings for all entities at ‘F2’ with a negative outlook.

OFF-BALANCE SHEET ARRANGEMENTS

     Special Purpose Entities — At March 31, 2003, the total outstanding principal amount of receivables sold by Ford Credit that was held by securitization trusts was $73.2 billion, up $1.9 billion from December 31, 2002. Ford Credit’s retained interests in such sold receivables at March 31, 2003 were $18.1 billion, up from $17.6 billion at December 31, 2002. This increase in retained interests reflected primarily net increased wholesale receivables and new retail securitization transactions.

     Variable Interest Entities — For a discussion of variable interest entities, see Note 6 of the Notes to our Financial Statements.

OUTLOOK

     We previously communicated 2003 planning assumptions for industry vehicle unit volumes in the U.S. and Europe of 16.5 million units and 17.0 million units, respectively. We remain comfortable with the assumption of 16.5 million units in the U.S., but are changing our assumption for Europe to 16.5 million units.

     We project our North American vehicle production for the second quarter of 2003 to be 990,000 units, which would represent a reduction of 42,000 units from the first quarter of 2003. This reduction is largely explained by lower production of the Ford F-150 model due to the changeover in the second quarter to the all-new version of that model at our Norfolk and Kansas City plants. Lower production of this profitable model also will result in a less favorable mix of vehicles produced in the second quarter.

     In April 2003, marketing incentive levels increased compared with first quarter 2003 levels due to competitive actions in the industry. We expect marketing incentives to remain high for the balance of the second quarter and perhaps beyond. This will put at risk our 2003 planning assumptions of zero net pricing for Ford, Lincoln and Mercury brand vehicles sold in the United States and 1.0% net pricing for Ford-brand vehicles sold in Europe. The net pricing metric measures the combined effect of changes in vehicle wholesale prices and marketing incentives, while excluding the effects of changes in unit sales volumes, product mix, and foreign currency exchange rates.

     We expect to continue to accelerate our cost reduction efforts for the remainder of the year and thereby mitigate the effect of any risk to our net pricing assumptions for 2003.

     Ford Credit — not included.

     Based on the foregoing expectations and projections, we expect our earnings in the second quarter of 2003 to be about $0.10 per share, which would result in first half 2003 earnings of about $0.55 per share. Given the patterns of the Ford F-150 production and the sales of receivables in the first and second quarters, it is appropriate to view earnings for the first and second quarters of 2003 in total. We continue to expect our full-year 2003 earnings to be about $0.70 per share.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations (Continued)

RISK FACTORS

     Statements included or incorporated by reference herein may constitute “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation:

•	greater price competition in the U.S. and Europe resulting from currency fluctuations, industry overcapacity or other factors;

•	a significant decline in industry sales, particularly in the U.S. or Europe, resulting from slowing economic growth, geo-political events or other factors;

•	lower-than-anticipated market acceptance of new or existing products;

•	work stoppages at key Ford or supplier facilities or other interruptions of supplies;

•	the discovery of defects in vehicles resulting in delays in new model launches, recall campaigns or increased warranty costs;

•	increased safety, emissions, fuel economy or other regulation resulting in higher costs and/or sales restrictions;

•	unusual or significant litigation or governmental investigations arising out of alleged defects in our products or otherwise;

•	worse-than-assumed economic and demographic experience for our post retirement benefit plans (e.g., investment returns, interest rates, health care cost trends, benefit improvements);

•	currency or commodity price fluctuations;

•	a market shift from truck sales in the U.S.;

•	economic difficulties in South America or Asia;

•	reduced availability of or higher prices for fuel;

•	labor or other constraints on our ability to restructure our business;

•	a change in our requirements under long-term supply arrangements under which we are obligated to purchase minimum quantities or pay minimum amounts;

•	a further credit rating downgrade;

•	inability to access debt or securitization markets around the world at competitive rates or in sufficient amounts;

•	higher-than-expected credit losses;

•	lower-than-anticipated residual values for leased vehicles;

•	increased price competition in the rental car industry and/or a general decline in business or leisure travel due to terrorist attacks, acts of war or measures taken by governments in response thereto that negatively affect the travel industry; and

•	our inability to implement the Revitalization Plan.

OTHER FINANCIAL INFORMATION

     The interim financial information included in this 10-Q Report has not been audited by PricewaterhouseCoopers LLP (“PwC”). In reviewing such information, PwC has applied limited procedures in accordance with professional standards for reviews of interim financial information. Accordingly, you should restrict your reliance on their reports on such information. PwC is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the interim financial information because such reports do not constitute “reports” or “parts” of the registration statements prepared or certified by PwC within the meaning of Sections 7 and 11 of the Securities Act of 1933.

Exhibit 10

Item 3. Quantitative and Qualitative Disclosures About Market Risks

     Except for the following discussion of Interest Rate Risk, there is no material change in the information reported under Item 7A of the 10-K Report.

Interest Rate Risk

     Interest rate risk relates to the gain or loss we could incur to our investment portfolio in the event of a change in interest rates. At March 31, 2003, we had $26.6 billion in gross cash, which we invest in securities of various types and maturities. Many of these securities are interest sensitive. These securities are generally classified as Trading or Available for Sale. The Trading portfolio gains and losses (unrealized and realized) are reported in the income statement. The Available for Sale portfolio realized gains or losses are reported in the income statement, and unrealized gains and losses are reported in the Consolidated Statement of Stockholders’ Equity in other comprehensive income. The investment strategy is based on clearly defined risk and liquidity guidelines to maintain liquidity, minimize risk, and earn a reasonable return on the short-term investment.

     At any time, a rise in interest rates could have a material adverse impact on the fair value of our Trading and our Available for Sale portfolios. As of March 31, 2003, the value of our Trading portfolio was $17.8 billion (including assets contained in a VEBA trust), the value of our Available for Sale portfolio was $1.7 billion, and the value of our cash and cash equivalents was $7.1 billion.

     Assuming a hypothetical, instantaneous increase in interest rates of one percentage point, the value of our Trading and Available for Sale portfolios would be reduced by $178 million and $29 million, respectively. While this is our best estimate of the impact of the specified interest rate scenario, actual results could differ from those projected. The sensitivity analysis presented assumes interest rate changes are instantaneous, parallel shifts in the yield curve. In reality, interest rate changes are rarely instantaneous or parallel.

Item 4. Controls and Procedures

     Evaluation of disclosure controls and procedures. William Clay Ford, Jr., our Chief Executive Officer, and Allan D. Gilmour, our Chief Financial Officer, have performed an evaluation of the Company’s disclosure controls and procedures, as that term is defined in Rule 13a-14 (c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), within 90 days of the date of this report and each has concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed in our periodic reports filed under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the Securities and Exchange Commission’s rules and regulations.

     Changes in internal controls. No significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, were made as a result of the evaluation.

Part II. Other Information

Item 1. Legal Proceedings

Class Actions

     F-150 Radiator Class Actions. (Previously discussed on pages 31 and 32 of the 10-K Report.) The case filed in South Carolina has been remanded to state court. The dismissal of the New York case has been affirmed by the appellate court.

     Crown Victoria Police Interceptor Class Actions. (Previously discussed on page 32 of the 10-K Report). One additional purported class action relating to non-police Ford Crown Victoria vehicles has been filed against us in California, involving allegations and demands for relief similar to those described under this caption in the 10-K Report.

     Fifteen-Passenger Van Class Actions. (Previously discussed on page 33 of the 10-K Report). The two cases in Texas have been remanded to state court. On April 23, 2003, we received a summons and complaint in a third case, filed in state court in Arkansas, involving allegations and demands for relief similar to those described under this caption in the 10-K Report.

Item 1. Legal Proceedings (Continued)

Other Matters

     Rouge Powerhouse Insurance Litigation. (Previously discussed on pages 33 and 34 of the 10-K Report). The decision of the arbitration panel was issued on March 5, 2003. The panel’s ruling included an award amount in favor of Factory Mutual Insurance Company that was substantially less than the $340 million claimed. This resolves the insurance subrogation litigation resulting from the 1999 Rouge Powerhouse explosion.

     Antitrust Class Actions. (Previously discussed on page 34 of the 10-K Report). A total of 14 cases have been served in federal courts in California (three cases), Illinois, Florida, Massachusetts (three cases), New Jersey, and New York (five cases), and a total of 13 cases have been served in state courts in California (ten cases), New Mexico, New York and Tennessee. Each of these cases involves allegations and demands for relief similar to those described under this caption in the 10-K Report.

Item 2. Changes in Securities and Use of Proceeds

     During the first quarter of 2003, we issued a total of 1,386,887 shares of our common stock under the 1998 Long-Term Incentive Plan to certain directors, officers and other employees as part of their total compensation package, including the consulting agreement between us and Mr. Edsel B. Ford II, a director of the Company, and the employment agreement between us and Mr. Carl E. Reichardt, an officer and director of the Company. Such shares were not registered pursuant to the Securities Act of 1933, as amended, in reliance on Section 4(2) thereof.

Item 5. Other Information

Governmental Standards

Mobile Source Emissions Control—U.S. Requirements

     In April 2003, the California Air Resources Board voted to adopt significant changes to the ZEV mandate as anticipated. These changes shift the near-term focus of the regulation away from battery-electric vehicles to advanced-technology vehicles (e.g., hybrid electric vehicles or compressed natural gas vehicles) with extremely low—but not zero—tailpipe emissions. In addition, the rules call on the industry to ramp up production of zero-emission fuel cell vehicles over the longer term. In the aggregate, the industry must produce 250 zero-emission fuel cell vehicles by the 2008 model year, and 2,500 more in the 2009-2011 model year period. A panel of independent experts will review the feasibility of these requirements in 2006. While the changes appear to reflect a welcome recognition that battery-electric vehicles simply do not have the potential to achieve widespread customer acceptance, there are substantial questions about the feasibility of producing the required number of fuel-cell vehicles due to the substantial engineering challenges and high costs associated with this technology.

Motor Vehicle Fuel Economy—U.S. Requirements

     In April 2003, the National Highway Traffic Safety Administration (the “Safety Administration”) issued a final rule increasing the corporate average fuel economy (“CAFE”) standard for light trucks to 21.0 mpg for model year 2005; 21.6 mpg for model year 2006; and 22.2 mpg for model year 2007. The Safety Administration is preparing to start a new rulemaking process to increase CAFE standards for passenger cars. It is also expected to seek public comment on the possibility of changing the framework of the light truck CAFE standards, possibly by creating a new truck classification scheme. There are a number of CAFE-related bills under consideration in Congress, and there is some potential for new legislation that overtakes the regulatory process and establishes new standards by statute.

End-of-Life Vehicle Directive

     One additional country, Luxemburg, has adopted legislation implementing the European Parliament’s end-of-life vehicle directive (the “ELV Directive”). On April 16, 2003, ten countries signed an accession agreement with the European Union to become new members of the European Union on May 1, 2004. Of those states, only Slovenia has implemented the ELV Directive and the others are expected to implement the ELV Directive during 2003 or 2004.

Exhibit 12

Ford Motor Company and Subsidiaries

CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(in millions)

	Three		For the Years Ended December 31
	Months
	2003	2002	2001	2000	1999	1998

Earnings
Income before income taxes and cumulative effect of changes in accounting principles	$1,337	$953	$(7,422)	$8,299	$9,857	$24,257
Equity in net (income)/loss of affiliates plus dividends from affiliates	(14)	132	856	99	(13)	88
Adjusted fixed charges a/	2,142	9,595	11,242	11,263	9,339	9,120

Earnings	$3,465	$10,680	$4,676	$19,661	$19,183	$33,465

Combined Fixed Charges and Preferred Stock Dividends
Interest expense b/	$1,976	$8,873	$10,863	$10,895	$9,020	$8,841
Interest portion of rental expense c/	79	381	333	307	261	227
Preferred stock dividend requirements of majority owned subsidiaries and trusts	95	353	55	55	55	55

Fixed charges	2,150	9,607	11,251	11,257	9,336	9,123
Ford preferred stock dividend requirements d/	—	22	22	22	22	121

Total combined fixed charges and preferred stock dividends	$2,150	$9,629	$11,273	$11,279	$9,358	$9,244

Ratios
Ratio of earnings to fixed charges	1.6	1.1	f/	1.7	2.1	3.7	e/

Ratio of earnings to combined fixed charges and preferred stock dividends	1.6	1.1	f/	1.7	2.0	3.6	e/

Discontinued operations are excluded from all amounts.

a/	Fixed charges, as shown above, adjusted to exclude the amount of interest capitalized during the period and preferred stock dividend requirements of majority owned subsidiaries and trusts.

b/	Includes interest, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness.

c/	One-third of all rental expense is deemed to be interest.

d/	Preferred stock dividend requirements of Ford Motor Company increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford Motor Company’s effective income tax rates.

e/	Earnings used in calculation of this ratio include the $15,955 million gain on the spin-off of The Associates. Excluding this gain, the ratio is 1.9.

f/	Earnings for the year ended December 31, 2001 were inadequate to cover fixed charges. The coverage deficiency was $6.7 billion for ratio of earnings to fixed charges and $6.8 billion for ratio of earnings to combined fixed charges and preferred stock dividends.

EXHIBIT 15

May 8, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Ford Motor Company Registration Statements Nos. 2-95018, 2-95020,
33-14951, 33-19036, 33-36043, 33-36061, 33-39402, 33-50194, 33-50238,
33-54275, 33-54283, 33-54348, 33-54735, 33-54737, 33-58255, 33-61107,
33-64605, 33-64607, 333-02735, 333-20725, 333-27993, 333-28181,
333-31466, 333-37396, 333-37536, 333-37542, 333-38580, 333-38586,
333-40258, 333-40260, 333-46295, 333-47443, 333-47445, 333-47733,
333-52399, 333-56660, 333-57596, 333-57598, 333-58695, 333-58697,
333-58701, 333-61882, 333-61886, 333-65703, 333-70447, 333-71380,
333-72476, 333-72478, 333-74313, 333-85138, 333-86127, 333-87619,
333-87990, 333-100910, 333-101293, 333-104063, and 333-104064 on
Form S-8 and 333-67209 and 333-75214 on Form S-3.

Commissioners:

We are aware that our report dated April 16, 2003 on our review of interim financial information of Ford Motor Credit Company and subsidiaries (the “Company”) as of March 31, 2003 and for the periods ended March 31, 2003 and March 31, 2002 included in the Company’s quarterly report on Form 10-Q for the quarter ended March 31, 2003 is incorporated by reference in the registration statements on Form S-3 referred to above.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Detroit, Michigan